Exhibit 23

Independent Auditors’ Consent

The Board of Directors Chiquita Brands International, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (File Nos. 333-115675, 333-115673, 333-115671 and 333-88514) and Form S-3 (File No. 333-123181) of Chiquita Brands International, Inc. (Chiquita) of our report dated February 18, 2005, with respect to the combined balance sheets of the Fresh-cut Division of Performance Food Group Company (PFG) as of January 1, 2005 and January 3, 2004, and the related combined statements of earnings, PFG’s net investment, and cash flows for each of the years in the three-year period ended January 1, 2005, which report appears in the Form 8-K/A of Chiquita to be filed on or about July 15, 2005.

/s/ KPMG LLP

Mountain View, California

July 14, 2005